June 6, 2007
Via EDGAR and Fax (202) 772-9210
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed on March 1, 2007 Form 8-K Date April 26, 2007 File No. 001-16493
Dear Ms. Collins:
This responds to your letter dated May 14, 2007 regarding certain items in the above-referenced documents filed by Sybase, Inc. (“Sybase,” the “Company” or “we”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
Form 10-K Filed on March 1, 2007
Item 1. Business – Sales and Distribution, page 8
1 – We note from your disclosures that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.
The Company does not directly operate within the Middle East but instead sells product and support services through two third party distributors. In 2006 the Company generated revenues from distributors in Israel and the United Arab Emirates and these revenues accounted for approximately 0.3% of total revenues.
Consolidated Statements of Cash Flows, page 58

2 – Please explain why you included cash investments end of year and total cash, cash equivalents and cash investments end of year on the face of your Statement of Cash Flows. Tell us how you determined this presentation complies with SFAS 95.
The Company believes the inclusion of the additional disclosure of cash investments and total cash as of the end of the year may provide useful information to investors. The Company notes, however, that such inclusion is not required by SFAS 95 and since this additional information is not specifically addressed within SFAS 95, the Company will remove the additional disclosure in future filings.
Note One: Summary of Significant Accounting Policies
Revenue Recognition, page 61
3 – We note your disclosures on page 30 where you indicate that VSOE of fair value for license rights and technical support services is based upon the price charged for such product or service when sold separately. Please describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In this regard, we note your disclosures on page 14 where you indicate that the Company has recently been experiencing increasing pricing pressure from customers when purchasing or renewing technical support agreements. Tell us what impact these pricing pressures and potential reduction in pricing have on your analysis of VSOE of fair value for technical services. We refer to paragraph 10 of SOP 97-2.
The Company has established VSOE of fair value (“VSOE”) with respect to its technical support arrangements (also referred to as “maintenance” or “PCS”), professional services and education services. The Company does not have VSOE for its license rights and accounts for such fees under the residual method specified by SOP 98-9, as disclosed in footnote 1 of the consolidated financial statements.
The Company determines VSOE of fair value of its technical support services based on the price charged when these elements are sold separately in accordance with paragraph 10 of SOP 97-2. The Company’s approach includes determining that a substantial majority of such transactions are priced within a reasonably narrow range. The Company has defined a “substantial majority” and a “reasonably narrow range” as the point where approximately 80 percent of the transactions are priced within a range of plus or minus 15 percent from the midpoint of the range. This analysis indicates the Company’s list price for its technical support services approximates the midpoint of the range. Our list prices reflect such factors as volume and partner discounts as well as various geographic price differences.
The analysis includes all renewal transactions above $100,000 in North America and $50,000 in most foreign jurisdictions (“large dollar analysis”). Additionally, we take a sample of all smaller dollar transactions and extrapolate the results to the entire smaller dollar populations for inclusion in the Company’s overall statistics. The Company performs and reviews the overall statistics on a quarterly basis for both the current quarter and the trailing four quarters, evaluating the percentage of transactions that fall within the plus or minus 15 percent range. The Company’s assertion that it has established VSOE for its technical support services is supported by statistics which show that its population of technical support transactions that fell within the plus or minus 15 percent range exceeded 80 percent.
While the Company continues to experience pricing pressure from certain customers when purchasing or renewing technical support services, the substantial majority of the Company’s transactions continue to fall within a reasonably narrow range sufficient to allow the Company to assert that it maintains VSOE of fair value on technical support services. If the pricing pressure results in the Company charging below VSOE rate on technical support services, these transactions are considered non compliant in our VSOE analysis.
4 – We note your disclosures on page 7 where you indicate that all of the Company’s support programs include updates and new version releases that become available during the support period. Tell us how you determined whether these “new version releases” are unspecified or specified elements. Additionally, tell us whether you consider these “new version releases” included in your technical support agreements to be additional product or upgrade rights. In this regard, please address the following:
•	The significance of the differences in the features and functionality of the new release from Company’s existing products;
•	Whether the additional release is intended to replace the Company’s existing product;
•	The extent of development efforts required to create the new release;
•	The relationship of the price of the new software release to the pricing for the Company’s existing products; and
•	The manner in which the new release is marketed.
Furthermore, tell us how you have considered paragraphs 39 through 49 of SOP 97-2 in determining the Company’s current revenue recognition policy is appropriate. We may have additional comments based on your response.
Consistent with technical support programs offered by competing enterprise software companies, the Company’s technical support programs provide customers the right to receive unspecified (i.e., “when-and-if-available”) upgrades in the future when and if such upgrades are released by the Company. In accordance with paragraphs 56 through 62 of SOP 97-2 and the related FAQs, upgrades provided on a when-and-if-available basis are accounted for as PCS.
If a contract or other customer communication specified a future functionality or future version, such specified upgrade right would be accounted for as a separate element of the arrangement. In these instances revenue would be deferred until the delivery of the specified upgrade right in accordance with paragraphs 39 through 41 of SOP 97-2, as the Company has not established VSOE for specified upgrade rights. Additionally, if the Company were to commit in a contract to provide unspecified additional software products in the future, such contract would be accounted for as a subscription in accordance with paragraphs 48 and 49 of SOP 97-2.
The Company considers the when-and-if-available upgrades provided as part of its technical support programs to be unspecified upgrades. These upgrades would include both minor (.X) release as well as major/new version (X.0) releases. The upgrades provided under technical support programs do not include any new modules for which the Company charges a separate fee (i.e., designate as a separate software product) or which it designates by a different product name.
With respect to the specific questions the Company provides the following:
•	The significance of the differences in the features and functionality of the new release from Company’s existing products;

In general, the upgrades the Company provides as part of its technical support programs represent evolutionary changes from the existing products. The upgrades generally allow the product to operate more effectively (e.g., faster, more efficiently, etc.). The differences in the features and functions between X.0 releases would vary by product, but in general, the two versions would be substantially the same product with the later release having enhanced features or functionality.

•	Whether the additional release is intended to replace the Company’s existing product;

The Company views the product before and after the release as the same product albeit different versions. On average, we continue to support prior releases of our products for at least three years after the date of a major upgrade (an X.0 release) is made available. A customer can decide whether or not to install the upgrade. After the upgrade is installed, the new version of the product effectively replaces the old version for that customer. For example, a customer buying Enterprise Database A version 10.0 and maintaining a current technical support contract would have the ability to obtain and use both the minor releases (Enterprise Database A version 10.1, 10.2, 10.3...) and the major release (Enterprise Database A version 11.0). Both version 10.0 and 11.0 of Enterprise Database A would be the same enterprise database which, at its core, would have the same basic features and would be used by the customer for the same basic purpose. Version 11.0, however, would have additional features and functions (e.g., a better way to structure the data within the database). Depending upon the customer’s needs and operating environment, however, there might be no meaningful change to them between the version 10.0 and 11.0 of the product. In many instances, customers continue to run earlier versions of our product even if they are under a current technical support contract.

•	The extent of development efforts required to create the new release;

The Company accounts for the effort associated with creating new products and the effort of creating upgrade releases to existing products similarly. Such costs are only specifically tracked to the extent required under SFAS 86 which requires the capitalization of certain development costs between the technological feasibility of a computer software product and its general release. In 2006 the Company capitalized $37.5M (approximately 20 percent of our overall spending for product development and engineering) in accordance with SFAS 86, Roughly 70 percent of the amount capitalized related to upgrade releases, while the remaining portion related to the development of new products.

•	The relationship of the price of the new software release to the pricing for the Company’s existing products; and

The price for a new release of an existing product would generally be the same as the price for the prior version.

•	The manner in which the new release is marketed.

A new release provided free of charge to customers with current technical support contracts would be marketed as the same product as the previous release. There could be some mention of the new functionality when describing the overall product, but it is marketed as an enhanced or upgraded product, not as a “new” product.
5 – Tell us if the Company offers any contingencies such as rights of return, conditions of acceptance, warranties, price protection, etc., either to your end-user customer or to your VARs. Please describe significant assumptions, material changes and reasonably likely uncertainties. Furthermore, if the Company offers your resellers or any of your customers a right of return, tell us how you considered paragraph 6 of SFAS 48 in accounting for revenue recognized in such arrangements.
In general the Company only represents and warrants to licensees that its software products operate substantially in accordance with published specifications. The Company does not have a history of meaningful returns under these provisions. The Company does not have a history of offering either price protection or right of returns to either end-user or partners.
Occasionally, a customer will require contractual terms which include a right of return or customer specific acceptance clauses. In these instances the Company has deferred revenue recognition until such provisions lapsed or were exercised because it was either unable to reasonably estimate returns in accordance with paragraph 8 of SFAS 48 or determined that the presence of such a contractual term indicated that the fees were not fixed or determinable as required under SOP 97-2.
6 – For contracts accounted for under the percentage of completion method, please tell us how you have classified the revenues in your Statements of Operations (i.e. as product, as service or as both). If you classified the revenues as both product and services, please tell us your method for allocating such revenues.
For contracts accounted for under the percentage of completion method with both software license and professional services components, the Company classifies the revenues in the Statement of Operations as both product and services. In accordance with TPA 5100.49, technical support services included in such contracts are accounted for separately from the balance of the arrangement consideration based on the VSOE for the technical support services (see question 3 above). The balance of the arrangement consideration which does not relate to technical support services is allocated to professional services revenue based on VSOE rates for professional services using the estimated hours to complete and to license revenue based on the residual amount. In each period the percentage of completion is applied to both the professional services and the license fee amount. Support revenue and professional services revenues are included in services revenues in the Company’s Statement of Operations.
During 2006, the Company recognized less than 0.5% of its license revenues under contracts it accounted for using the percentage of completion accounting method. Similarly, during 2006, the Company recognized less than 0.5% of its services revenue under contracts containing both professional services and licenses which it accounted for using the percentage of completion accounting method.
7 – We note your disclosures on page 62 where you indicate that in accordance with EITF 99-19, the Company has determined that it acts as an agent under its revenue sharing arrangements and therefore, records as revenue the net amount retained by the Company – that is the gross amount billed to your mobile operator customer less amounts paid to the content providers. Please provide the basis for your conclusion to report message revenue on a net basis. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19.
Under a standard revenue sharing transaction the Company delivers content from a third party provider to a carrier’s subscriber’s cell phone. Third party content includes, among others, ringtones, wallpapers, interactive games, competitions, directory inquiry services, and information services. The subscriber is invoiced by their carrier who, upon receipt of payment, remits a portion of the charge to the Company. Upon payment from the carrier, the Company remits payment to the third party content provider.
In accordance with EITF 99-19, the Company has determined that it acts as an agent under the revenue sharing arrangements and accordingly, we record as revenue the net amount retained by the Company. In reaching this conclusion the Company evaluated the indicators set forth in EITF 99-19 as follows:

Indicators of Net Revenue Reporting
The supplier (not the Company) is the primary obligor in the arrangement– The Company does not assume any significant risk or penalty if the content is not delivered to the subscriber. Additionally, the ultimate customer has no knowledge of the Company’s role in this transactions and any marketing of the premium content is done by either the content provider or the carrier.
The amount the Company earns is fixed – The Company generally earns a fixed percentage of the amount received from the carrier. In limited instances the Company receives a fixed amount per message delivered.
The supplier (not the Company) has credit risk – The Company does not assume risk in the transaction as there is a payment obligation to the content provider only to the extent that the Company receives payment from the carrier.
Applicable Indicators of Gross Reporting
The Company has latitude in establishing price – The Company has no latitude in establishing prices charged to subscribers, as pricing is established by the carriers and content providers. Additionally, the Company’s arrangements with content providers specify the percentage of the carrier’s payments that will be remitted to the content provider, such that any latitude in setting prices with the carrier would largely result in offsetting payment to the content provider.
The Company changes the product or performs part of the service – The Company only obtains rights necessary to deliver the content to the carrier; it does not have rights to change the content. In essence, the Company provides “transportation” services for content ordered by a subscriber without making any changes to the content.
The Company has discretion in supplier selection – The Company does not have discretion in supplier selection. The ultimate customer is purchasing the content provided by a specific content provider.
Based on our analysis of the indictors discussed above, the Company has determined that net revenue reporting is required under EITF 99-19 for all revenue sharing transactions.
Business Combinations, page 63
8 – We note your reference an independent third party analysis used to determine the purchase allocations in your business combinations. Please be advised that when you refer to an independent valuation specialist, you need to disclose the name of the expert or alternatively, you may remove this reference. If you chose to refer to and identify the independent party, you should also include the expert’s consent when the reference is included in a 1933 Act filing. We refer you to Section 436(b) of Regulation C.

Similar revisions should be made with regards to the reference to an independent valuation expert in Note Seven.
In future filings the Company will remove reference to an independent valuation specialist. The Company supplementally advises the Staff that the valuation specialist used was KPMG, for the Company’s most recent acquisition (Mobile 365), with the firm Huron Consulting used previously.
Note Four: Goodwill and Other Purchased Intangibles, page 69
9 – We note from your disclosures that purchased technology is amortized over a period of 4 to 7 years and customer lists are amortized over a period of 6 to 10 years. Please provide a breakdown of these intangibles by their useful lives. For the portion of such assets that have useful lives of five years or beyond, tell us how you determined the adequacy of these amortized periods. Also, tell us how the factors considered in determining the amortization period for purchased technology compare to the factors considered in determining the amortization period for the Company’s own capitalized software development costs, which are amortized over a period not to exceed three years. Also, tell us what consideration you gave to including the weighted-average amortization period, in total and by major intangible asset class pursuant to paragraph 44(a) of SFAS 142.
Included in other purchased intangible assets are purchased technology and customer lists. A breakdown of the estimated useful lives and net book value of such purchased intangible assets as of December 31, 2006 is as follows: (000’s)

	Purchased	Customer
Estimated Useful Life	Technology	Lists
Less than five years	—	$74
Five years	2,834
Six years	19,872	6,031
Seven years	45,434	61,932
Ten years		6,111
	$68,140	$74,148
The estimated useful lives were determined by management based, in part, on an analysis performed by nationally-recognized independent third party valuation specialists. Where such party provides a range of estimated useful lives, the Company’s final estimate has typically been at the shortest time estimate provided. Our final estimate also considered other factors to determine the useful life of such assets including:
Purchased technology: A comparison to the term of expected future cash flows from the asset, consideration of the replacement rate of technology and the expected remaining life of existing technology, historical experience, and the rate of technology change within software application and mobile messaging industries.

Customer lists: The contractual term of the agreements, historical attrition analysis, and the relationship to the agreements to the life of the underlying technology.
While the estimates of the useful lives of purchased technology intangibles reflects the analysis of the independent party, such third party analysis is not typically obtained related to the Company’s internally developed software. Accordingly, the estimates of useful lives of internally developed software reflects the Company’s historical experience related to the rate of technology change and product life cycles.
At December 31, 2006 the weighted average amortization period of the gross carrying value of other purchased intangible assets was 7.1 years. At December 31, 2006 the weighted average amortization period of the gross carrying value of purchased technology and customer lists were 6.6 years and 7.5 years, respectively. In future filings the Company will disclose the weighted average amortization period in total and by major intangible asset classes in accordance with paragraph 44(a) of SFAS 142.
Note Seven: Stockholders’ Equity, page 72
10 – We note that the Company grants options under the iAS Stock Option Plan and the FFI Stock Option Plan. We further note that the fair market value of the shares issued under these plans were determined by the respective Board of Directors and were supported by either valuations prepared by an independent valuation expert of by the Company. In this regard, we note that the majority of the options outstanding under these plans were granted in fiscal 2002 at an exercise price of $5.00 per share for the FFI Plan and $2.51 per share for the iAS Plan. Please provide objective evidence that supports your determination of the fair value of the underlying shares of common stock. Include a discussion of the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for these option grants. Furthermore, please explain the reasons for granting options to purchase stock in these non-public entities. Are these options convertible into options or common stock of the Company?
In 2002 and onward, the Company’s valuation of both FFI and iAS and the related per share values has been assessed based on the valuation work required for purposes of the annual goodwill impairment analysis under SFAS 142. The SFAS 142 valuation work was performed with the assistance of independent valuation experts. The methodologies employed in this valuation work were consistent with those specified in the TPA subsequently issued by the staff of the AICPA, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In each instance the valuations were determined based on a corroboration of:
• Income approach – a discounted cash flow analysis that seeks to convert future economic benefits into a present value. The discounted cash flow analyses were based on three year plan information provided to Sybase’s Board of Directors; and,

• Market approach – A comparison of fair value measurements of what other similar enterprises or comparable transactions indicate the value to be.
The TPA indicates that these valuation methodologies were appropriate for the stage of FFI and iAS’s operational development at the time of the valuations. As such the Company believes the methodologies it used in the original valuations were appropriate in light of the guidance provided by the subsequent TPA.
In all instances the Company determined that the exercise price of all options issued exceeded the value of the underlying shares of common stock. Specifically, the value of FFI was determined to be $31 million and $30 million at December 31, 2001 and 2002, respectively. Based on the number of FFI common shares outstanding, this would indicate a per share valuation of between $0.75 and $0.78 per share. Similarly, the value of iAS was determined to be $256 million at December 31, 2002, resulting in a $1.75 per share valuation of the underlying shares of iAS common stock.
The options were granted at the time when there was an expectation that iAS and FFI would be taken public at some point in the future. These options are not convertible into common stock of the Company. The Company currently expects that these options will expire unexercised.
Note Eight: Income Taxes, page 80
11 – We note your reconciliation of the statutory federal income tax rate to the effective tax rate on page 81. Please provide additional details with regards to the following line items and explain the purpose of each in your reconciliation and how such amounts impacted your tax provisions:
•	Difference between estimated amounts recorded and actual liabilities resulting from the filing of prior year’s tax return,
•	Reserve for tax contingencies
•	Release of tax reserves following the completion of certain audits and expiration of statute of limitations,
Also, please explain where you have reflected the change in valuation allowance (other than those changes that will impact goodwill and equity) in your reconciliation.
The requested additional details on various items included in our tax rate reconciliation are as follows:
Difference between estimated amounts recorded and actual liabilities resulting from the filing of prior year’s tax return.
In preparing the tax provision, the Company estimates differences between income and expense reported for financial statement purposes and income and expense expected to be reported in that year’s income tax return to be filed. In preparing the tax returns, these estimates from the provision are further analyzed and changed as appropriate. These changes can result in changes in deferred tax assets and/or liabilities from those reported in our tax provision.
The purpose of this adjustment to the Company’s tax provision was to adjust deferred tax assets and deferred tax liabilities to reflect actual differences between income and expense reported for financial reporting purposes and income and expense ultimately reported for income tax purposes.
The impact of this adjustment on the Company’s tax provision was a decrease in income tax expense of $2.8 million and an increase in net deferred tax assets of $2.8 million. It did not result in a change in our current tax payable.
Reserve for contingencies.
The Company maintains tax reserves for all probable tax audit adjustments under SFAS 5 based on our estimate of whether, and the extent to which, additional taxes and interest will ultimately occur if examined by a tax authority. The amount of reserves recorded for 2006 was composed of the following amounts (in millions):

Transfer pricing positions	$5.7
Other tax positions	$2.9

Total	$8.6

Other tax positions relate to the deductibility/taxability of certain expense/income in various tax jurisdictions and other positions.
The purpose of this adjustment is to reflect estimated liabilities that the Company could owe to various countries for additional tax and interest associated with differences between income tax reported in tax returns and income tax assessed upon audit by a tax authority of the tax position claimed.
The impact of this adjustment on the Company’s tax provision was an increase in income tax expense of approximately $8.6 million and an increase in current tax liabilities of approximately $8.6 million relating to 2006 activities. It did not result in a change in deferred tax assets or liabilities.
Release of tax reserves following the completion of certain audits and expiration of statute of limitations.
As discussed above, the Company maintains tax reserves for the differences between tax benefits of positions claimed in its income tax returns and tax benefits that it estimates will ultimately occur if examined by a tax authority. The Company maintains these reserves until the tax contingency is no longer probable being the earlier of their settlement with a tax authority or the expiration of the applicable statute of limitations preventing their assessment. For 2006, the release of reserves was due to the expiration of the applicable statute of limitations preventing their assessment for the following reserves (in millions):

Transfer pricing positions	$3.5
Other tax positions	$0.2

Total	$3.7

The purpose of this adjustment is to remove tax reserves relating to contingencies which are no longer probable.
The impact of this adjustment on the Company’s tax provision was a decrease in income tax expense of approximately $3.7 million and a decrease in current tax liabilities of approximately $3.7 million. It did not result in a change in deferred tax assets or liabilities.
Changes in the Company’s valuation allowance (other than those changes that will impact goodwill and equity) included in the rate reconciliation schedule were (in millions):

State NOLs	$(1.0)
Federal R&D credits	$0.9
Certain other changes in the Company’s valuation allowance (other than changes that will impact goodwill and equity) did not impact the tax rate because the offsetting entry was made to adjust the associated deferred tax asset.
Form 8-K Dated April 26, 2007
Comment 12 — We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and which constitutes “core business” performance. If you intend to use the term “core” business performance in your future disclosure, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” business operations. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Please explain.
We acknowledge the Staff’s comments and have reviewed Item 10(e)(l)(i)(C) and (D) of Regulation S-K and FAQ Question 8 to ensure that our disclosures of non-GAAP financial measures in our quarterly earnings materials comply with the regulation and the related FAQs and provide transparent and useful information to investors. To further enhance our current footnote disclosures regarding the reasons the Company presents non-GAAP measures are overly broad, in the future we will replace the current disclosures with a section titled “About Non-GAAP Financial Measures.” A draft of the proposed new disclosure is attached as Exhibit A to this response letter.
In response to the Staff’s request to understand how the Company considered FAQ 8, please note that we initially reviewed our policies on presenting non-GAAP information at the time Regulation G was adopted in early 2003. Additionally, in connection with our adoption of Financial Accounting Standards Board Statement 123 Revised “Share-based Payment” (“FAS 123R”) in the beginning of 2006, the Company again reviewed our position on the use of non-GAAP financial measures (the reporting of financial measures which exclude amortization of acquisition-related intangible assets, stock-based compensation expenses, restructuring costs and the related tax effects of these items) (collectively, “Non-GAAP Measures”). Following the 2006 review which included a review of FAQ 8 and Staff Accounting Bulletin 107 (“SAB 107”), the Company concluded, for the reasons discussed below, that it was appropriate to continue disclosing the Non-GAAP Measures.
1. The manner in which management uses non-GAAP measures to conduct or evaluate its business;
As noted above, the adoption of FAS 123R on January 1, 2006, caused us to further review our policies on the use of Non-GAAP Measures. Before adopting FAS 123R, the Company relied on models that excluded stock-based compensation to internally plan, monitor, evaluate and report results. When adopting FAS 123R, the Company determined that these models continued to be valuable tools and management continued to rely on these same models for the same purposes. In particular, we use these same models for the purposes of creating the forecast and results reports we use to conduct and evaluate our business. Since our practice is to exclude stock-based compensation internally to evaluate performance, with the adoption of FAS 123R, the Company concluded that the continued use of Non-GAAP Measures could provide relevant disclosure to investors as contemplated by SAB 107. While these items (other than restructuring) are recurring and affect GAAP net income, we do not use them to assess our operational performance for any particular period because: (a) each item affects multiple periods and is unrelated to business activities during any particular period; (b) we are not be able to change an item for any particular period; and (c) these items do not contribute to operational performance of our business for any particular period.
In the case of stock-based compensation expense from equity awards, as disclosed in our 2007 Proxy Statement, filed on April 30, 2007, we believe it is necessary to use equity awards to “attract and retain qualified non-employee directors, executives and other key employees...” Equity awards are principally aimed at long term employee retention, rather than to motivate or reward operational performance for any particular period. Accordingly, stock-based compensation expense varies for reasons that are generally unrelated to operational performance in any particular period. As recognized by SAB 107, “[T]he Staff believes that a measure used by the management of Company H that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors.” Our situation is quite similar to that of Company H in SAB 107. Further, as discussed in our Proxy Statement, we use annual cash incentives for executives and other employees to motivate and reward the achievement of short-term operational objectives. Since 2000 operating margin achievement has been measured internally on a non-GAAP basis which excludes stock-based compensation and amortization expense of acquisition-related intangible assets and restructuring costs. We also assess the potential benefits of acquisitions and the performance of acquired entities on a non-GAAP basis, excluding these expenses.
We view amortization of acquisition-related intangible assets, such as the amortization of an acquired company’s research and development efforts, customer lists and customer relationships, as items arising from pre-acquisition activities. These are costs that are determined at the time of an acquisition. While it is continually viewed for impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period and does not contribute to operational performance for any particular period. In addition, we assess the potential strategic and economic benefit of acquisitions and the eventual consolidated performance of acquired entities on a non-GAAP basis, excluding this expense.
The cost of restructure charges are excluded in our Non-GAAP Measures because they are significantly different in magnitude and character from routine personnel and facility adjustments that management makes when monitoring and conducting our core operations during any particular period. We have not undertaken restructuring since 2004 and amounts included in cost of restructure in 2006 and subsequently reflect lease termination costs from previously announced restructuring efforts. Our previous restructuring activities and related expenses were not related to operating performance for any particular period, and were not subject to change by management in any particular period. Instead, the prior restructuring was intended to align our business model and expense structure to our position in the market.
Our historical non-GAAP effective tax rates differ from our GAAP effective tax rates because of (i) the exclusion of the Non-GAAP Measures described above, (ii) the exclusion of certain acquired tax attributes, and (iii) the resulting impact on the realization of the Company’s other tax assets. We exclude the impact of these discrete tax items from our non-GAAP income tax provision or benefit because management believes that they are not indicative of our ongoing business operations.
We also use Non-GAAP Measures to operate the business because the excluded expenses are not under the control of, and accordingly are not used in evaluating the performance of, operations personnel within their respective areas of responsibility. In the case of stock-based compensation expense, the award of stock options is governed by the Stock Committee of the Board of Directors and, in the case of acquisition-related intangible assets, acquisitions arise from strategic decisions which are not the responsibility of most levels of operational management. The restructuring charges, like our stock-based compensation charges and amortization of acquisition-related intangible assets, are excluded in management’s internal evaluations of our operating results and are not considered for management compensation purposes.
Ultimately, stock-based compensation, amortization of acquisition-related intangible assets and restructuring are incurred to further the Company’s long-term strategic objectives, rather than to achieve operational performance objectives for any particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP Measures provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. We also exclude these expenses when evaluating acquisition targets. As contemplated by SAB 107 with respect to stock-based compensation, providing this disclosure provides investors with greater transparency on period-to-period performance and the manner in which management views, conducts and evaluates the business.
From time to time, subject to the review and approval of the audit committee of the Board of Directors, we may make other adjustments for expenses and gains that we do not consider reflective of core operating performance in a particular period and may modify the Non-GAAP Measures by excluding these expenses and gains. We define our core operating performance to be the revenues recorded in a particular period and the expenses incurred within that period which management has the capability of directly affecting in order to drive operating income. Non-cash stock-based compensation, amortization of acquisition-related intangible assets and restructuring charges are excluded from our core operating performance because the decisions, which gave rise to these expenses, were not made to drive revenue in a particular period, but rather were made for our long-term benefit over multiple periods.

2. The economic substance behind management’s decision to use Non-GAAP measures;
As discussed above, exclusion of Non-GAAP items enables our management to evaluate the performance of the business, and to reward the performance of people in operations with cash incentive bonus payouts, without the impact of expenses that do not directly impact performance in, and are not controllable for, any particular period presented. The Non-GAAP Measures also enable our management to adjust operations in areas where management can change the business to improve performance as necessary.
3. The material limitations associated with the use of Non-GAAP Measures as compared to the use of the most directly comparable GAAP measures;
Because Non-GAAP Measures are not calculated in accordance with GAAP, we use them as a supplement to, and not an alternative to, or superior to, financial measures calculated in accordance with GAAP. The Non-GAAP Measures also do not reflect all costs associated with our operations determined in accordance with GAAP (including an important component of our compensation program) and they do not have standardized meanings. Since the items excluded from Non-GAAP Measures may be recurring, a further limitation is that their use may lead to an unwarranted inference by the reader that they are unusual, infrequent or non-recurring. As a result, we recognize that the Non-GAAP Measures should not be considered in isolation or as an alternative to the results as reported under GAAP, and the disclosure included in Exhibit A advises investors of these limitations.
4. The manner in which management compensates for these limitations when using Non-GAAP Measures; and
To address the limitations discussed above, we have and will continue to: (a) clearly state that such measures are non-GAAP measures within the meaning of Regulation G; (b) provide the most directly comparable GAAP measure with equal or greater prominence than the Non-GAAP Measures; (c) provide the reasons for the use of the Non-GAAP Measures; (d) advise readers that the Non-GAAP Measures may not be comparable to similar measures used by other companies; and (e) provide a reconciliation of the Non-GAAP Measures to the most directly comparable GAAP measure. We also provide cautionary language which alerts readers to limitations such as those discussed above. As discussed above, the disclosure contained in Exhibit A will be contained in future filings which contain Non-GAAP Measures.
5. The substantive reasons why management believes that Non-GAAP Measures provide useful information for investors.
In our view, stock-based compensation and amortization of acquisition-related intangible assets and restructuring costs are incurred to further our long term strategic objectives, rather than to achieve operational performance objectives in a particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP

Measures provides us with an additional view of operational performance for a particular period by focusing on the costs related directly to revenues in that period. As contemplated by SAB 107 with respect to stock-based compensation, including such disclosure in our filings also provides investors with additional transparency regarding periodic performance by enabling investors to see operations through the eyes of management and to understand how management conducts and evaluates the business and rewards employees with cash compensation. It also improves comparability with periods before FAS 123R took effect.
As discussed above, we use the Non-GAAP Measures to conduct and evaluate our business, particularly to evaluate operational performance and to compensate operational management for such performance based on expenses that are directly related to the period being evaluated. Since compensation is our largest expense and variable cash compensation is a significant portion thereof, we believe that the disclosure of the Non-GAAP Measures promotes transparency because investors need to understand how we internally plan, monitor, evaluate, report and pay annual incentive cash compensation by using the Non-GAAP Measures.
Comment 13 — We note your use of the term “pro forma information” in your Form 8-K. Please note that it is not appropriate for you to use this term in your Form 8-K since you have not used that term as contemplated in Regulation S-X. It appears such disclosure should be referred to as non-GAAP measures. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.
We acknowledge the Staff’s comment. Future press releases and Form 8-Ks will not use the term “pro forma” for non-GAAP measures which are not contemplated in Regulation S-X. The Company’s future press releases and Form 8-Ks will label this information as either “non-GAAP” , “non-GAAP financial measures” or similar terms.
Comment 14 – We believe the “Reconciliation to Pro Forma Consolidated Statements of Operations” and the “Condensed Consolidated Statements of Income – Pro Forma without Purchase Accounting, Cost of Restructure, Stock Compensation Expense, and Associated Income Tax Effect” appearing in your Form 8-K dated April 26, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure”. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The Staff’s comment is noted. In response to this comment, we propose to eliminate the “Reconciliation to Pro Forma Consolidated Statements of Operations” and “Condensed Consolidated Statements of Income – Pro Forma without Purchase Accounting, Cost of Restructure, Stock Compensation Expense, and Associated Income Tax Effect” tables from future earnings release materials. We propose to disclose Non-GAAP reconciliation information in future earnings release materials in the format provided in Exhibit B.
*    *    *    *
In connection with our response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you have any questions regarding any of the Company’s responses.
Pieter Van der Vorst
Senior Vice President and CFO
Sybase Inc.

EXHIBIT A –
About Non-GAAP Financial Measures
In addition to our GAAP results, Sybase discloses adjusted operating income, net income and net income per share, referred to respectively as “non-GAAP operating income”, “non-GAAP net income”, and “non-GAAP net income per diluted share”. These items, which are collectively referred to as “Non-GAAP Measures”, exclude the impact of stock-based compensation, the amortization of acquisition-related intangible assets, restructuring costs and related tax effects. From time to time, subject to the review and approval of the audit committee of the Board of Directors, we may make other adjustments for expenses and gains that we do not consider reflective of core operating performance in a particular period and may modify the Non-GAAP Measures by excluding these expenses and gains. There were no such expenses or gains during the periods presented.
We define our core operating performance to be the revenues recorded in a particular period and the expenses incurred within that period which management has the capability of directly affecting in order to drive operating income. Non-cash stock-based compensation, amortization of acquisition-related intangible assets and restructuring charges are excluded from our core operating performance because the decisions which gave rise to these expenses were not made to drive revenue in a particular period, but rather were made for our long-term benefit over multiple periods. While strategic decisions, such as the decisions to issue stock-based compensation, to acquire a company or to restructure the organization, are made to further our long-term strategic objectives and do impact our income statement under GAAP, these items affect multiple periods and management is not able to change or affect these items within any particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP Measures provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Therefore, we exclude these impacts in our planning, monitoring, evaluation and reporting of our underlying revenue-generating operations for a particular period.
Prior to the adoption of Financial Accounting Standards Board Statement 123 Revised “Share-based Payment” (“FAS 123R”) on January 1, 2006, our practice was to exclude stock-based compensation internally to evaluate performance and we presented investors with certain Non-GAAP Measures. With the adoption of FAS 123R, we continue to believe that Non-GAAP Measures can provide relevant disclosure to investors as contemplated by Staff Accounting Bulletin 107 (“SAB 107”) and we have presented Non-GAAP Measures that exclude stock-based compensation, amortization of acquisition-related intangible assets, restructuring costs and the related tax effects. While these items (other than restructuring) are recurring and affect GAAP net income, we do not use them to assess our operational performance for any particular period because (a) these items affect multiple periods and are unrelated to business performance in a particular period; (b) we are not able to change these items in any particular period; and

(c) these items do not contribute to the operational performance of our business for any particular period.
We also use Non-GAAP Measures to operate the business because the excluded expenses are not under the control of, and accordingly are not used in evaluating the performance of, operations personnel within their respective areas of responsibility. In the case of stock-based compensation expense, the award of stock options is governed by the stock committee of the Board of Directors and, in the case of acquisition-related intangible assets; acquisitions arise from strategic decisions which are not the responsibility of most levels of operational management. The restructuring charges, like our stock-based compensation charges and amortization of acquisition-related intangible assets, are excluded in management’s internal evaluations of our operating results and are not considered for management compensation purposes.
In the case of stock-based compensation, our compensation strategy is to use stock-based compensation to attract and retain key employees and executives. It is principally aimed at long term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational performance in any particular period. We use annual cash incentive payouts for executives and other employees to motivate and reward the achievement of short-term operational objectives.
We view amortization of acquisition-related intangible assets, such as the amortization of an acquired company’s research and development efforts, customer lists and customer relationships, as items arising from pre-acquisition activities. These are costs that are determined at the time of an acquisition. While it is continually viewed for impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period and does not contribute to operational performance for any particular period.
The cost of restructure charges are excluded in our Non-GAAP Measures because they are significantly different in magnitude and character from routine personnel and facility adjustments that management makes when monitoring and conducting the Company’s core operations during any particular period. We have not undertaken restructuring since 2004 and amounts included in cost of restructure in 2006 and subsequently reflect lease termination costs from previously announced restructuring efforts. Our previous restructuring activities and related expenses were not related to operating performance for any particular period, and were not subject to change by management in any particular period. Instead, the prior restructuring was intended to align our business model and expense structure to our position in the market.
Our historical non-GAAP effective tax rates differ from our GAAP effective tax rates because of (i) the exclusion of the amortization of acquisition-related intangible assets, stock-based compensation expenses and restructuring costs described above, (ii) the exclusion of certain acquired tax attributes, and (iii) the resulting impact on the realization of the Company’s other tax assets. We exclude the impact of these discrete tax items from our non-GAAP income tax provision or benefit because management believes that they are not indicative of our ongoing business operations.
Because the Non-GAAP Measures are not calculated in accordance with GAAP, they are used by our management as a supplement to, and not an alternative to, or superior to, financial measures calculated in accordance with GAAP. There are a number of limitations on the Non-GAAP Measures, including the following:
•	These Non-GAAP Measures do not have standardized meanings and may not be comparable to similar non-GAAP measures used or reported by other software or technology companies.

•	The Non-GAAP Measures do not reflect all costs associated with our operations determined in accordance with GAAP. For example:
Non-GAAP operating margin performance and non-GAAP net income do not include stock compensation expense related to equity awards granted to our workforce. Our stock incentive plans are important components of our employee incentive compensation arrangements and are reflected as expenses in our GAAP results under FAS 123R. While we include the dilutive impact of such equity awards in weighted average shares outstanding, the expense associated with stock-based awards is excluded from our non-GAAP measures.
Although amortization of acquisition-related intangible assets does not directly impact our current cash position, such expense represents the declining value of the technology or other intangible assets that we have acquired. These assets are amortized over their respective expected economic lives or impaired, if appropriate. The expense associated with this decline in value is excluded from our non-GAAP measures and therefore non-GAAP measures do not include the costs of acquired intangible assets that supplement our research and development.
Restructuring charges in 2006 and subsequently primarily represent lease termination costs associated with restructuring activities that commenced in 2004 and before. Most of the charges are cash expenditures, which are excluded from our Non-GAAP Measures.
•	Excluded expenses for stock-based compensation and amortization of acquisition-related intangible assets will continue to recur and impact the Company’s GAAP results. While restructuring costs are non-recurring activities, their occasional occurrence will impact GAAP results. As such, the Non-GAAP Measures should not be construed as an inference that the excluded items are unusual, infrequent or non-recurring.

Management compensates for theses limitations by relying on these Non-GAAP Measures only as a supplement to the Company’s GAAP results.

EXHIBIT B–
The following tables reflect selected Sybase non-GAAP results reconciled to GAAP results (in 000s except percentage and per share amounts):

	Three Months ended
	March 31,

	2007	2006

Operating Income
GAAP Operating Income	$21,415	$18,945
Plus:
Amortization of acquisition-related intangible assets	6,731	3,993
Stock-based compensation expense	5,750	5,425
Cost of restructure	4	34

Non-GAAP Operating Income	$33,900	$28,397

Net Income
GAAP Net Income	$15,148	$17,252
Plus:
Amortization of acquisition-related intangible assets	6,731	3,993
Stock-based compensation expense	5,750	5,425
Cost of restructure	4	34
Less:
Incremental income taxes associated with certain Non-GAAP items	(2,747)	(3,964)

Non-GAAP Net Income	$24,886	$22,740

Net Income per diluted share
GAAP Net Income per diluted share	$0.16	$0.19
Plus:
Amortization of acquisition-related intangible assets	0.07	0.04
Stock-based compensation expense	0.06	0.06
Cost of restructure	0.00	0.00
Less:
Incremental income taxes associated with certain Non-GAAP items	(0.02)	(0.04)

Non-GAAP Net Income per diluted share	$0.27	$0.25

Shares used in computing diluted net income per share	93,609	92,041

The following table shows the classification of stock-based compensation expense:

	Three months ended
	March 31,

	2007	2006

	($000)
Cost of License Fees
Cost of Services	$339	$680
Cost of Messaging	186	0
Sales and Marketing	1,266	996
Product Development and Engineering	686	593
General and Administrative	3,273	3,156

Total	$5,750	$5,425
The following table shows the classification of amortization of purchased intangibles expense:

	Three months ended
	March 31,

	2007	2006

	($000)
Cost of License Fees	$2,405	$2,447
Cost of Messaging	916	0
Amortization of other Purchased Intangibles	3,410	1,546

Total	$6,731	$3,993